                                                                   EXHIBIT 12.02

                           EL PASO ELECTRIC COMPANY
 RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                                              REORGANIZED
                                             PREDECESSOR COMPANY                                COMPANY
                             ---------------------------------------------------------------- -------------

                                                                                 PERIOD FROM   PERIOD FROM
                                                                                   JANUARY 1   FEBRUARY 12
                                                                                      TO          TO
                                          YEARS ENDED DECEMBER 31,               FEBRUARY 11,  DECEMBER 31,
                             --------------------------------------------------
                                 1992           1993         1994        1995         1996         1996
                             --------------  ----------   ----------   --------    ---------   ----------
                                            (IN THOUSANDS EXCEPT RATIOS)

Fixed Charges:

Interest charges............     $ 73,176      $ 82,237    $ 97,616    $ 91,923       $ 9,569    $ 91,355

Interest portion of rent
 expense....................       72,125        71,963      71,974      71,477         8,134       1,218

Preferred stock dividend
 requirements(1)............       11,465        11,465      11,465      11,465         1,316      16,135
                                 --------      --------    --------    --------       -------    --------
Total fixed charges and
 preferred stock
dividend requirements.......     $156,766      $165,665    $181,055    $174,865       $19,019    $108,708
                                 ========      ========    ========    ========       =======    ========

Earnings:

 Net income (loss) before
  reorganization items,
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.................     $ (1,812)     $(11,261)   $(19,162)   $(23,341)      $(4,053)   $ 41,919

 Income taxes...............         (419)       (7,105)    (17,498)    (15,798)       (3,415)     26,670
                                 --------      --------    --------    --------       -------    --------

 Pretax earnings (loss).....       (2,231)      (18,366)    (36,660)    (39,139)       (7,468)     68,589

 Fixed charges (excluding
  preferred  stock dividend
  requirements).............      145,301       154,200     169,590     163,400        17,703      92,573

 Capitalized interest.......       (3,917)       (3,998)     (2,581)     (3,820)         (412)     (5,189)
                                 --------      --------    --------    --------       -------    --------

Earnings as defined.........     $139,153      $131,836    $130,349    $120,441       $ 9,823    $155,973
                                 ========      ========    ========    ========       =======    ========

Ratio of earnings to
 fixed charges and
 preferred stock dividend
 requirements...............         .9:1          .8:1        .7:1        .7:1          .5:1       1.4:1
                                 ========      ========    ========    ========       =======    ========

Excess (deficiency) of
 earnings to fixed charges
 and  preferred stock
 dividend  requirements.....     $(17,613)     $(33,829)   $(50,706)   $(54,424)      $(9,196)   $ 47,265
                                 ========      ========    ========    ========       =======    ========

(1) Calculated as follows: Preferred stock dividend requirements/(1 -statutory income tax rate).